Johnson Controls International plc
Conflict Minerals Report
For the Calendar Year Ended December 31, 2025

I. Background

This is the Conflict Minerals Report (the “Report”) of Johnson Controls International plc for calendar year 2025 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). As used in this Report, and except where the context otherwise requires, the "Company" refers to Johnson Controls International plc and its consolidated subsidiaries.

The term “conflict mineral” is defined to include cassiterite, columbite-tantalite, gold, and wolframite and their derivatives, including tantalum, tin and tungsten (collectively, “3TG”), regardless of their source.

The term "Covered Countries" is defined as the Democratic Republic of the Congo (the “DRC”) and the countries adjoining the Democratic Republic of the Congo.

The term “high‑risk” is used to describe smelters and refiners that are considered non‑conformant, sanctioned, and/or potentially linked to non–conflict‑free entities.

The term "smelter" may be used to refer to a smelter, refiner or mine. The terms "smelter" and "refiner" are used interchangeably throughout various publications.

II. Company Overview

Johnson Controls International plc, headquartered in Cork, Ireland, a global technology leader in energy efficiency, decarbonization, thermal management and mission-critical performance, helps customers use energy more productively, reduce carbon emissions, and operate with the precision and resilience required in rapidly expanding industries such as data centers, healthcare, pharmaceuticals, advanced manufacturing, and higher education.

Additional information about the Company and its core businesses may be obtained by accessing the Company's corporate website at: www.johnsoncontrols.com. A copy of this Report can be found at:
https://www.johnsoncontrols.com/corporate-sustainability/reports-and-policies.

III. Product Overview

The Company is a global leader in engineering, manufacturing, commissioning and retrofitting building products and systems, including commercial heating, ventilating, air-conditioning ("HVAC") equipment, industrial refrigeration systems, controls, security systems, fire-detection systems and fire-suppression solutions.

The Company further serves customers by providing technical services, including maintenance, management, repair, retrofit and replacement of equipment (in the HVAC, industrial refrigeration, controls,

security and fire-protection space) and energy-management consulting. The Company partners with customers by leveraging its broad product portfolio and digital capabilities, together with its direct channel capabilities, to deliver solutions and services addressing distinct and diverse operating environments and regulatory requirements that address customers’ needs in their core missions.

IV. Supply Chain Description

The Company is committed to the responsible sourcing of conflict minerals and is an active member of the Responsible Minerals Initiative (“RMI”). Founded in 2008 by members of the Responsible Business Alliance and the Global e-Sustainability Initiative, the RMI is one of the most utilized and respected resources for companies from a range of industries addressing responsible mineral sourcing issues in their supply chains.

The Company encourages its suppliers to source from smelters or refiners that follow the Responsible Minerals Assurance Process ("RMAP") assessment protocols.

As a large multinational company, the Company has a vast, multi-tiered supply chain. The products that the Company manufactures or contracts to manufacture are typically highly engineered, complex and contain thousands of parts from a vast network of globally dispersed suppliers.

As a downstream consumer with many tiers in its supply chain, the Company generally does not have a direct relationship with smelters and refiners and must rely on its direct suppliers to provide information on the origin of any conflict minerals contained in the components and parts that they supply to the Company.

V. Reasonable Country of Origin Inquiry

A.Process Summary

The Company’s Reasonable Country of Origin Inquiry (“RCOI”) for calendar year 2025 was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries, or are from recycled or scrap sources. The Company established a system of controls designed to promote transparency over the conflict minerals in its supply chain. The Company regularly conducts an analysis of its products and supply chain, and, accordingly, it has not limited its review to only products that have the potential of containing conflict minerals. The Company identified certain suppliers that were considered in-scope and subject to the RCOI, primarily consisting of first-tier direct suppliers delivering parts and other direct materials to its factories for use in the manufacturing of its products (“In-Scope Suppliers”). Through communications with these In-Scope Suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in products supplied to the Company.

Due to the complexity of its supply chain, the Company relied on its first-tier suppliers to provide information on the origin of conflict minerals potentially present in components and parts sold to the Company. The Company gathers information from its suppliers regarding conflict minerals annually.
The Company has partnered with a leading supply chain compliance company that sends an interactive survey to In-Scope Suppliers containing the RMI Conflict Minerals Reporting Template or a Supplier Substances Declaration template (referred to herein collectively as the “Survey” or “Surveys”) to gather information on the chain of custody of the conflict minerals potentially included in the Company’s products.

During 2025, the Company focused on the following:

•High-spend suppliers
•Suppliers delivering a significant number of different parts
•Suppliers delivering products with a high potential of having 3TG present

The Company elected to utilize the Surveys as well as tracking tools to facilitate its RCOI. The questions on the Surveys included, but were not limited to, the use of conflict minerals and their necessity to product functionality or production, the origin of such conflict minerals, and whether smelters or refiners have been validated as conformant with RMAP standards. The Company communicates with In-Scope Suppliers, notifying them of the RCOI, outlining expectations and providing detailed instructions to assist with the completion of the Surveys.

Further information on conflict minerals and our reporting expectations is available via the Company’s website at http://www.johnsoncontrols.com/suppliers/sustainability/conflict-minerals.

In addition to the RCOI efforts described above, the Company undertook the following measures to determine mine or country of origin:

•Manufactured products and products contracted to be manufactured were considered in scope for the RCOI.
•Instructions and training were provided to In-Scope suppliers regarding the relevant requirements of the Rule and the supplier’s obligations under the Rule. The Company reiterated its expectation that suppliers support its conflict minerals compliance efforts. Refer to the “Supplier Engagement and Training” section of this Report for more information.
•In-Scope Suppliers were required to provide information regarding the use of conflict minerals from their suppliers, who in turn, were expected to solicit that information from their next tier of suppliers.
•Responses were reviewed for reasonableness and accuracy. Follow up procedures were performed as necessary.

B.RCOI Results

For 2025, 3,438 suppliers were considered In-Scope Suppliers and were notified of the RCOI. These relevant suppliers accounted for over 90% of spending with first-tier direct suppliers that delivered parts and other direct materials to the Company's factories for use in the manufacturing of its products.

Responses were received from 71% of In-Scope Suppliers, including 1,656 responses that were received and accepted (representing 48% of the suppliers surveyed ). The Company continues to receive and accept additional responses. The Company considers a response as received and accepted when a completed Survey or reasonable confirmation has been reviewed by the Company to confirm that it has been properly completed.

Below are the received and accepted RCOI survey results:

RCOI Survey Results
No 3TG	57%
Acknowledged 3TG Sourced from Covered Countries	28%
Acknowledged 3TG Not Sourced from Covered Countries	15%

C.Improvement Measures to Be Taken

The Company continuously looks for ways to improve its processes and minimize risk that conflict minerals in its products could benefit armed groups in the Covered Countries. Specifically, the Company is undertaking, and will continue to undertake, the following steps:

•Engage with those In-Scope Suppliers that have not responded to the Company’s initial request for conflict minerals information.
•Reconsider supply arrangements and potentially implement remedies available to the Company for suppliers that refuse to cooperate with the Company’s compliance efforts, do not conduct conflict-free sourcing from Covered and high-risk Countries, source 3TG from smelters/mines or refiners affiliated with sanctioned entities or other high-risk or non-conformant sources.
•Continue to improve training initiatives to increase the level of awareness within the Company and at its suppliers.
•Continue to follow up with identified non-conformant smelters or refiners conducting business with In-Scope Suppliers to achieve conformant status and participate in the RMAP.
•Continue to compare smelter and refiner information provided by suppliers with the official RMI RCOI database and other sources to determine which smelters/refiners are potentially not conflict-free.
•Continue to work diligently to identify smelters and refiners that are high-risk smelters/refiners and their possible presence in the Company’s supply chain, working to remove them from its channels with the help of its suppliers.

Refer to the “Risk Mitigation Measures” section of this Report for further actions taken by the Company to mitigate risk related to conflict minerals in the Company's supply chain.

VI. Conflict Minerals Due Diligence

A. Compliance Framework

Framework Design and Overview

The Company designed a compliance framework that conforms to the primary principles of the internationally recognized due diligence framework developed by the Organisation for Economic Co-operation and Development (“OECD”) as set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, and the related supplements on tin, tungsten, tantalum, and gold. The Company’s compliance framework included the following elements:

1.Establish strong company management systems;
2.Identify and assess risk in the supply chain;
3.Design and implement a strategy to respond to identified risks;
4.Access and use independent third-party audit of smelters’/refiners’ due diligence practices; and
5.Report annually on supply chain due diligence.

1.Establish Strong Company Management Systems

Conflict Minerals Policy

The Company is committed to the responsible sourcing of conflict minerals and supports the humanitarian goal of ending violent conflict in the Covered Countries. Among other things, the Company’s corporate policy expresses that it continues to promote and encourage its suppliers to conduct conflict-free sourcing from the Covered Countries, and to use responsible sourcing practices. The Company expects its suppliers to conduct due diligence on their respective supply chains and to support the Company's compliance with these rules. To the extent that a supplier refuses to cooperate with the Company’s compliance efforts, does not conduct conflict-free sourcing from the Covered and high-risk countries, or sources 3TG from sources affiliated with sanctioned entities or other high-risk smelters/refiners, the Company may reconsider its supply arrangement and implement available remedies. The Company’s Conflict Minerals Policy is publicly available on the Company’s website at http://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

Internal Management System

The Company maintains an internal management system, where senior management, having the necessary expertise, knowledge and experience, oversees the supply chain country of origin inquiries and due diligence process. The Company continues to seek ways to address risk in its supply chain process through initiatives that often involve stakeholder engagement.

The Company maintains a Conflict Minerals Executive Steering Committee (“Steering Committee”) comprised of leaders from Procurement, Legal, Finance and Sustainability, with advisory support from Internal Audit. The Steering Committee oversees and supports the Company’s conflict minerals compliance program. The Steering Committee meets at least annually to monitor compliance with the reporting requirements of the Rule.

System of Controls and Transparency

Due to the complexity of the Company’s supply chain, the Company relies on its first-tier suppliers to provide information on the origin of conflict minerals potentially present in materials supplied to the Company. The Company’s RCOI and due diligence processes are designed to gather information on the chain of custody of the necessary conflict minerals potentially included in the Company’s products.

Supplier Engagement and Training

The Company makes conflict minerals training materials available to all of its In-Scope Suppliers. These training materials and other conflict minerals resources, which are published on the Company's website, and the related instructions for completing the conflict minerals reporting template, summarize the relevant requirements of the Rule, the Company’s obligations under the Rule, and the Company’s expectation that its suppliers cooperate to support conflict minerals compliance efforts.

The Company publicly shares its position statement on conflict minerals through its Conflict Minerals Policy. In addition, as the Company renews or enters into new agreements with suppliers with products that may contain conflict minerals, the Company includes a conflict minerals compliance provision within its standard terms and conditions for suppliers.

Internal Training

The Company has instructions and training designed to increase employee awareness and education about the relevant requirements of the Rule, the Company's obligations under the Rule, and the processes the Company uses to evaluate and respond to the risk of conflict minerals in its supply chain.

Records Management

The Company retains relevant conflict minerals documentation in accordance with its existing corporate retention policy and procedures.

Grievance Mechanism

The Company maintains a web- and telephone-based, 24-hour Integrity Helpline on the Ethics and Compliance pages of its corporate website (https://www.johnsoncontrols.com/about-us/ethics-and-compliance), providing any interested party with a confidential reporting mechanism to communicate concerns regarding the Company’s supply chain or other matters. The Company’s internal specialists track information relative to conflict minerals via this mechanism.

2.Identify and Assess Risk in the Supply Chain

The Company’s RCOI was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries, or were from recycled or scrap sources. Through communications with the Company's In-scope suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in products supplied to the Company.

3.Design and Implement a Strategy to Respond to Identified Risks

The Company has established due diligence guidelines to be followed if the Company identifies a risk or red flag that a supplier sourced conflict minerals from the Covered Countries or high-risk sources through a review of the received Survey. Where non-conformant, sanctioned or other high-risk smelters or refiners are identified, the Company will continue to follow-up with suppliers and directly with the smelters or refiners as described in Section VI(C) ("Risk Mitigation Measures") below.

4.Access and Use Independent Third-Party Audit of Smelters’/Refiners’ Due Diligence Practices

The Company encourages its suppliers to source from smelters or refiners that follow the RMAP assessment protocols.

The Company is a downstream consumer of conflict minerals and is many steps removed from the mining of conflict minerals. The Company does not purchase raw ore or unrefined conflict minerals, and, to the best of its knowledge, conducts no purchasing activities directly in the Covered Countries.

5.Report Annually on Supply Chain Due Diligence

This Report (and the related Form SD) was filed with the SEC and is available on the Company’s website at: http://www.johnsoncontrols.com/corporate-sustainability/reporting-and-policies.

B. Due Diligence Results

The RCOI, including the use of the Surveys, and the Company’s due diligence efforts described above were designed to provide the Company with information on the smelters and refiners used by the In-Scope Suppliers, and their suppliers, to process conflict minerals in the products supplied to the Company. The Company must rely on responses from the suppliers in order to determine the facilities used to process conflict minerals. Similar to the Company, suppliers generally do not have a direct relationship with the facilities used to process conflict minerals. When suppliers responded that they were unable to provide smelter/refiner information, the Company requested a timeline when the information would be available. Accordingly, based on the information available as of this reporting period, the Company does not know all of the processing facilities or the countries of origin associated with the conflict minerals contained in its products.

Based on a review of the received and accepted responses, 28% of the suppliers acknowledged that they sourced 3TG from the Covered Countries. Of those suppliers, approximately 28% indicated that they only sourced from smelters/mines or refiners that the RMI identifies as conformant with RMAP standards. The remaining 72% of suppliers were not able to confirm if the 3TG had been sourced from smelters/mines/refiners financing or benefiting armed groups. No suppliers acknowledged that 3TG was sourced from smelters/mines/refiners that financed or benefited armed groups in the Covered Countries.

Approximately 9% of In-Scope Suppliers (309 suppliers) indicated possible sourcing from high-risk smelters/mines or refiners. Following additional inquiry, two suppliers indicated that 3TG sourced from such smelters was used in products sold to the Company. The Company conducted additional engagement with these suppliers, and during the reporting period, both suppliers subsequently updated their supply chains and amended their original responses to certify that 3TG from such smelters was no longer present in products sold to the Company. No other follow-up responses or subsequent engagement with suppliers confirmed whether the minerals sourced from high-risk smelters/mines or refiners were present in products supplied to the Company.

C. Risk Mitigation Measures

Processes and procedures to mitigate risk related to conflict minerals in the Company’s supply chain include:

•Aggregating In-Scope Supplier responses and comparing them to the RMI smelter and refiner database and other sources, confirming the reasonableness and completeness of supplier responses and disclosing smelters and refiners against available data, and acting upon discrepancy findings.
•The Company’s global terms and conditions of purchase which require suppliers to disclose, in writing, the content and the origin of the conflict minerals in the materials and/or products they provide to the Company.

In order to further mitigate the risk that conflict minerals in the Company's supply chain benefited armed groups in the Covered Countries or were sourced from sources affiliated with sanctioned or high-risk entities and to identify the origin of those conflict minerals, the Company will continue its efforts to strengthen the response rate and the completeness of the Surveys:

•By continuing to incentivize suppliers tracked with the Company's performance scorecards to disclose the origin of the conflict minerals in the materials and/or products they provide to the Company;
•By directing suppliers to the Company's corporate policy and terms and conditions with respect to the sourcing of conflict minerals;
•By providing training and educational materials to suppliers and smelters/refiners, including suppliers not deemed to be In-Scope Suppliers;
•By following up with all suppliers who indicated that they might be sourcing conflict minerals from non-conformant or high-risk smelters/refiners in Covered or High-Risk Countries;
•By following up with all suppliers who indicated that they might be sourcing conflict minerals from sources affiliated with sanctioned entities;
•By requesting that suppliers remove high-risk smelters and refiners from their supply chain and obtain minerals from smelters and refiners that are compliant according to the RMAP and OECD guidelines;
•By directly communicating with non-conformant or potentially non-conformant smelters and refiners in order to undergo a third-party audit through the RMAP to change their current smelter status;
•By re-evaluating business partnerships with suppliers who failed to reply, failed to meet the expected due diligence criteria or failed to deliver a remediation plan for removing high-risk smelters' or refiners' minerals from products delivered to the Company; and
•By educating internal Company's functions such as procurement about the importance of conflict minerals and its impact on the Company's supply chain.

VII. Determination

Except as described in Section VI.B above, for calendar year 2025, the Company is unable to determine the mine or country of origin of all of its necessary conflict minerals or the facilities used to process conflict minerals in its supply chain or if the conflict minerals sourced from high-risk smelters or refiners were present in products supplied to to the Company due to either a lack of Survey responses, inconclusive Survey responses, or lack of follow-up responses to communications addressing non-conformant and other high-risk smelters or refiners from its In-Scope Suppliers. As such, the Company is currently unable to determine whether all of its products manufactured in the 2025 calendar year have been found to be free of necessary conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries.

This Report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect the Company's future determinations under the Rule.